Leonard J. Brandt
July 28, 2009
VIA EDGAR AND VIA FACSIMILE [(202) 772-9203]
Mellissa Campbell Duru
Special Counsel
Daniel Duchovny
Special Counsel
Officer of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-3628

Re:	CNS Response, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed July 21, 2009 by Leonard J. Brandt
Preliminary Consent Solicitation Statement on Schedule 14A filed July 21, 2009 by Leonard J. Brandt
Dear Ms. Duru:
This letter, in addition to a Revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and a Revised Preliminary Consent Solicitation Statement on Schedule 14A (the “Revised Consent Solicitation Statement”), are being concurrently filed in order to address your comments. The following are my responses to your comments dated July 24, 2009:
Revised Preliminary Proxy Statement on Schedule 14A
1. To avoid duplicative comments, please make corresponding revisions in response to comments on the proxy statement to the extent such comments are applicable to analogous or identical disclosure in the consent solicitation statement.
Thank you, and all applicable corresponding revisions have been made and noted herein.
2. We note your response and the revisions provided in response to prior comment 2. Rather than setting forth in excessive detail your legal arguments, summaries of the pleadings and your interpretations of applicable law, please revise the disclosure to focus on only the most material information shareholders will need to make an informed voting decision. For example, as done on page 1 of the proxy, you should prominently highlight throughout the document that there is a current legal challenge regarding your authority to solicit proxies for a special meeting. Highlight that as a result of this challenge, if true, you are soliciting both for a special meeting and written consent. Revise to provide succinct and clear conclusions to shareholders regarding the procedures you believe you have complied with and the authority you believe you have to solicit for consents and/or proxies for the special meeting.

The revised disclosure is set forth on page 6 of the Revised Proxy Statement and is found below in my response to your comment #3.
3. See our previous comment. In revising your disclosure please remove or clearly present as your opinion and not as fact, references to your interpretations of state and/or federal corporate and securities laws. Further, please acknowledge that the issues and facts in dispute are currently before the U.S. District Court, Central District of California for consideration.
The following revised disclosure is found on page 6 of the Revised Proxy Statement and reads in full as follows:
DISPUTE BY INCUMBENT BOARD OF SPECIAL MEETING
The Company sought a temporary restraining order in the Delaware Court of Chancery to prevent the meeting from being held. The Company’s motion for a restraining order was denied by the Delaware Court of Chancery. The Delaware court explicitly declined to prohibit the meeting from going forward.
The Company or any person elected at the special meeting can bring suit in the Delaware Court of Chancery to affirm or deny the validity of a meeting and election results after the meeting is held. Although the Company may continue to pursue its challenges of the special meeting, removal and replacement of directors can also be accomplished by written consent without a meeting. Therefore, Mr. Brandt also intends to obtain written consents of stockholders in addition to proxies each for the purpose of removing and replacing incumbent directors.
The Company also filed a legal challenge in the U.S. District Court, Central District of California, challenging the right of Mr. Brandt to solicit proxies. Mr. Brandt intends to vigorously contest that action in the U.S. District Court and has moved to dismiss the case. The U.S. District Court has yet to render any decision.
One of the legal arguments the Company makes in Delaware is that a meeting on 10-day notice, although satisfying the Bylaws and the corporate laws, could lessen participation in the meeting and could lessen the Company’s ability to solicit proxies in opposition to Mr. Brandt. Mr. Brandt believes that, in similar circumstances, the Delaware Court of Chancery has declined to enjoin a stockholder vote authorized by and in full compliance with a corporation’s bylaws.

Another of the Company’s legal arguments in Delaware concerns its supposed inability to comply with the Federal Securities laws as a basis for enjoining the stockholder meeting. Mr. Brandt believes that the Delaware Court of Chancery has rejected similar arguments in the past.
The Company’s legal argument in Delaware also asserts that the notice delivered to the Company regarding the call of a special meeting fails to meet certain technical requirements. Mr. Brandt believes the contents and delivery of the documents signed by stockholders to call a special meeting met every applicable requirement. The Company also asserts a legal argument in Delaware that there were technical deficiencies in the notices given to stockholders of the time, date, place and general purpose of the special meeting. Mr. Brandt believes that his notices of the meeting complied with the Company’s Bylaws and the Delaware General Corporation Law. Mr. Brandt believes that he and the stockholders who called the special meeting have acted in full compliance with the Bylaws in calling a stockholder meeting. Holders of record of at least one-quarter of the then outstanding Common Stock called the special meeting, provided in Section 1.3 of the Company’s Bylaws as in effect at the time. Section 1.2 of the Company’s Bylaws authorized the stockholders to call a special meeting for the purpose of electing directors in the event that the Board has not held an annual meeting.
The Company has also alleged in the Delaware that a stockholders’ special meeting should not be held because the Company’s Board now has set a time and date of the next annual meeting — September 11, 2009 (which subsequent to the hearing was delayed by the Company to September 29, 2009). Mr. Brandt believes that the Delaware courts, as described above, do not invalidate bylaw and statutory provisions allowing stockholder meetings to be called and held on 10-days notice on the basis of another meeting that a corporation plans to hold.
The Company also asserted in its Delaware suit that the meeting place of the special meeting is inconvenient to the stockholders who live in California and therefore that some of the stockholders would not have an opportunity to attend and to vote. Actually, in accordance with Delaware law, the meeting place must be established in accordance with Section 1.1 of the Bylaws, and stockholders have no power to choose the meeting place. As it happened in this case, the Board did not select a meeting place for the special meeting, and therefore the meeting place could only be at the registered office of the Company in Delaware.

In the U.S. District Court, the Company seeks an injunction against violation of section 14(a) and section 13(d) of the Securities Exchange Act of 1934 and against the use of proxies or consents previously solicited and seeks monetary damages. The Company’s request for injunction states that it concerns the proxies or consents that were obtained before July 2, 2009. Mr. Brandt believes that the proceeding shall have no effect on a special meeting or written consent of stockholders because Mr. Brandt and others have filed Schedules 13D and Mr. Brandt shall have delivered a definitive proxy statement on Schedule 14A to all persons from whom proxies or consents are solicited. The issues and facts in dispute are currently before the U.S. District Court, Central District of California for consideration.
The following disclosure was added to page 4 of the Revised Consent Solicitation Statement and reads in full as follows:
DISPUTE BY INCUMBENT BOARD ABOUT CONSENTS
In the U.S. District Court, the Company seeks an injunction against violation of section 14(a) and section 13(d) of the Securities Exchange Act of 1934 and against the use of proxies or consents previously solicited and seeks monetary damages. The Company’s request for injunction states that it concerns the proxies or consents that were obtained before July 2, 2009. Mr. Brandt believes that the proceeding shall have no effect on a special meeting or written consent of stockholders because Mr. Brandt and others have filed Schedules 13D and Mr. Brandt shall have delivered a definitive proxy statement on Schedule 14A to all persons from whom proxies or consents are solicited. The issues and facts in dispute are currently before the U.S. District Court, Central District of California for consideration.
4. We note your response to prior comment 3 and disagree. Given the disclosure in the Schedule 13D filed by EAC and the confirmation in your response that EAC signed on at least two occasions, the notice alerting the company that EAC and Mr. Brandt were calling a special meeting, it would appear that EAC is a participant in the current solicitation. Please revise to include EAC as a participant and include the information required by Item 5(b) of Schedule 14A.
The Revised Proxy Statement and Revised Consent Solicitation Statement include EAC as a participant in accordance with your view and, accordingly, include the information required by Item 5(b) of Schedule 14A.
For instance, on page 14 of the Revised Proxy Statement and page 10 of the Revised Consent Solicitation Statement the following disclosure language was included and reads in full as follows:
EAC Investment, Inc. a Nevada corporation and EAC Investment LP, a Georgia limited partnership collectively (“EAC”) are participants in calling the Special Meeting of Stockholders. Both entities are primarily engaged in passive investing. EAC Investment, Inc., is the General Partner of EAC Investment LP, and in this capacity exercises voting and dispositive power over the securities held by this entity. The principal business address of EAC Investment, Inc. and EAC Investment LP is 380 Leucadendra Drive, Coral Gables, Florida 33156.

For additional information regarding EAC’s ownership of securities of the Company and other certain relationships between EAC and the Company or any other of the participants, please see the following sections: “SECURITY OWNERSHIP OF THE PARTICIPANTS,” “TRANSACTIONS OF THE PARTICIPANTS IN COMPANY SECURITIES,” AND “CERTAIN RELATIONSHIPS.”
5. We refer you to your response to prior comments 3 and 4. Please confirm whether the proxy EAC provided was limited with respect solely to action to be taken at the special meeting being called for the election of directors.
The proxy EAC provided was limited with respect solely to action to be taken at the special meeting being called for the election of directors.
General
6. We note your language that you will treat a security holder’s revocation of a proxy card as a revocation of the same security holder’s consent and vice versa. Please disclose the authority upon which you would rely in taking that approach when a security holder revokes only a proxy card or a consent card but not both.
I have no objection to treating the revocations of proxies and consents separately. Accordingly, I have deleted the language formerly appearing on page 1 of the Revised Proxy Statement and on page 1 of the Revised Consent Solicitation Statement that read, “Mr. Brandt will also, for your convenience, treat any timely revocation of one as a revocation of both.”
The following disclosure was added on page 2 of the Revised Proxy Statement:
If you provide both a proxy and a written consent, and wish to revoke either or both of them, then each must be separately and timely revoked. See “REVOCABILITY OF PROXIES” herein and the instructions in the consent solicitation statement about revoking consents, as applicable.
The following disclosure was added on page 1 of the Revised Consent Solicitation Statement:
If you provide both a proxy and a written consent, and wish to revoke either or both of them, then each must be separately and timely revoked. See “REVOCABILITY OF CONSENTS” herein and the instructions in the proxy statement about revoking proxies, as applicable.
Quorum, Vote Required for Approval... page 2

7. We refer you to prior comment 11. We note the revised disclosure that “provisional voting either will take effect or not, but will not take effect until the company provides the information needed in order to determine whether cumulative voting is required...” It would appear that absent company action and without the information needed to make necessary factual determinations, any reference to possible cumulative voting is inappropriate at this time. Cumulative voting is not permitted by the current charter. Your disclosure should clearly state this fact. Please revise your disclosure accordingly and remove the references to the possibility of cumulative voting to ensure that shareholders do not mistakenly expect the ability to cumulative vote. Alternatively, advise us as to why the disclosure is appropriate at this time.
As explained in detail in my response to prior comment 11, Section 2115 of the California Corporations Code establishes that stockholders in foreign corporations that meet certain tests may request cumulative voting even though the charter of that foreign corporation does not provide for cumulative voting. The charter of the Company does not provide for cumulative voting, and the Company’s charter is irrelevant for purposes of Section 2115. I do not know whether the average of the property, payroll and sales factors of the Company on a consolidated basis was more than 50 percent during Company’s 2008 tax year, and therefore I cannot know whether Section 2115 will require that the Company conduct director elections by cumulative voting, if requested by any stockholder. I do know, however, that one prerequisite is met—that a majority of the outstanding stock is held of record by persons with addresses in California. I also have reason to believe that, on a consolidated basis, the Company’s property, payroll and sales may meet the threshold requirements of Section 2115. The disclosure is appropriate because of this possibility. If there is such a right to request cumulative voting, a stockholder who is not informed of the possible right to request cumulative voting could allege harm was caused by the omission. On the other hand, if there is no right to cumulative voting, a request for cumulative voting would do no harm because the votes would be cumulated on a provisional basis only, until it can be determined whether Section 2115 requires cumulative voting. The following revised disclosure appears on page 3 of the Revised Proxy Statement:
However, cumulative voting is not provided in the Company’s charter and will not be of any effect whatsoever unless Section 2115 requires it, which it may not. Provisional voting will preserve the possible right of any stockholder to request cumulative voting under Section 2115 of the California Corporations Code. Only if cumulative voting is requested and if the average of the property, payroll and sales factors of the Company on a consolidated basis was more than 50 percent during Company’s 2008 tax year, then the directors elected by cumulative voting should be seated on the Board in accordance with Section 2115 of the California Corporations Code. If cumulative voting is not requested, or if the property, payroll and sales factors of the Company on a consolidated basis was less than or equal to 50 percent during Company’s 2008 tax year, then the directors elected without cumulative voting should be seated on the Board. The determination may be made by the Delaware Court of Chancery or another court. The Company’s Certificate of Incorporation and Bylaws do not provide any right to request cumulative voting.

Dispute by Incumbent Board of Special Meeting, page 6
8. We note your disclosure regarding the contents of the notice provided to shareholders and the legal conclusions you appear to have drawn. Please supplementally advise us of the consideration given to the definition of the term solicitation in Rule 14a-1 (I)(iii) which includes “any communication to securityholders... reasonably calculated to result in the procurement, withholding or revocation of a proxy...” Also, please provide us supplementally with a copy of the notices initially sent. We may have further comment.
Notice of stockholder meetings is a requirement that cannot be dispensed with. The notice contains the minimum information required by the Delaware General Corporation Law and the Bylaws. The notice is not a solicitation because the notice was not calculated to result in procuring a proxy. It did not invite or facilitate any response whatsoever. The notice did not even identify me. It was purposely prepared in this fashion so as not to result in any contact with me. We supplementally provide, as requested, the attached copy of the notice.
9. Further to our previous comment. Your disclosure references Mr. Brandt’s reliance on the exemption contained in Rule 14a-2(b)(2). Please clarify supplementally when Mr. Brandt relied on the exemption and identify supplementally the list of persons contacted.
Although I do not recall the dates of all the conversations that I have had, I relied upon the exemption contained in Rule 14a-2(b)(2) when I solicited written consents between June 22, 2009 and June 24, 2009 from (i) EAC Investment, Inc., the General Partner of EAC Investment Limited Partnership; (ii) Meyer Proler, an individual; (iii) Mordechay (“Moty”) Yekutiel, an individual; (iv) Carl Cadwell, M.D., an individual; (v) W. Hamlin Emory, an individual; (vi) Robert B. Allison, the General Partner of Harmony Hill Partners, LP; and (vi) Stephen C. Suffin, M.D., an individual. I also relied upon that exemption at about June 30, 2009, when I solicited proxies from the same persons.
As a director and formerly as an officer and Chairman of the Board of the Company, I also have received numerous calls from other stockholders and have had contacts with other stockholders. In some of these conversations, I have offered my opinion that the Company’s present plans are inconsistent with what I believe are the best interests of the Company and its stockholders. These other contacts were not calculated to result in obtaining proxies. In fact, most of these occurred before I decided to call for a stockholders’ meeting. I was just performing my responsibilities to accurately inform stockholders and other interested parties.
Information With Respect to the Nominees, page 11
10. We note that Mr. Cadwell is no longer a nominee and that Dr. Bunney is a new nominee. With a view toward revised disclosure, please tell us whether changing your nominees has any effect on the validity of your demand for a special meeting of security holders or on the obligation of the company to accede to your demand. When possible, please refer us to relevant state law or the company’s organizational documents.

Changing nominees has no effect on the validity of my demand for a special meeting and the Company’s obligation to accede to the demand. The Bylaws of the Company do not provide any formal requirements whatsoever for nominating persons for election to the Board.
11. We note gaps in the biographical information provided for Mr. Yuhas. Refer to Item 7 of Schedule 14A and Item 401 of Regulation S-K and revise to provide complete biographical information for Mr. Yuhas for the past 5 years.
Mr. Yuhas is no longer named as a Nominee or participant.
Security Ownership of the Participants, page 14
12. We note that the line for Mr. Brandt’s beneficial ownership includes shares held by his children. Please confirm whether Mr. Brandt has beneficial ownership of those shares, as such term is defined in Rule 13d-3(a). If he does not have such beneficial ownership, please revise the disclosure to remove those shares from the total number of shares beneficially owned by Mr. Brandt. Please also apply this comment to the section titled “Securities Ownership of Certain Beneficial Owners and Management.”
As you know, Rule 13d-3(a) provides that “a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (1) Voting power which includes the power to vote, or to direct the voting of, such security; and/or, (2) Investment power which includes the power to dispose, or to direct the disposition of, such security.”
I believe that I may be considered to share the voting power and/or investment power with respect to the shares owned by my minor children on account of the parental relationship between me and my minor children or on account of the actions that I might take due to legal incapacity of a minor in some jurisdictions. I believe, out of an abundance of caution, that it is appropriate to disclose my beneficial ownership of shares owned by my minor children.
Concerns About the Company’s Financing Transactions, page 19
13. Your disclosure under this heading and disclosure that the company has a “track record of negotiating and evaluating transactions without independent oversight” should be clarified. We note, for example, disclosure acknowledging that the Pappajohn and Sail Ventures transactions were both ratified by the Board on June 18, 2009 (excluding Mr. Brandt). Revise your disclosure so that indirect references to the Pappajohn and Sail Ventures transactions clearly acknowledge that such transactions were ratified by the Board.

The revised disclosure is set forth on pages 19 through 21 of the Revised Proxy Statement and pages 12 and 13 of the Revised Consent Solicitation Statement, and is found below in my response to your comment #15.
14. Your disclosure references the “outrageous[]” conduct of management in negotiating the Pappajohn and Sail Ventures transactions and notes that Mr. Brandt finds the transactions’ terms “appalling” and the terms “onerous”. We refer you to Rule 14a-9(b). In future filings avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Provide support for your statements. For example, provide support for the implied assertion that the terms of the transactions are atypical. In the alternative, please remove the statements.
The revised disclosure is set forth on pages 19 through 21 of the Revised Proxy Statement and pages 12 and 13 of the Revised Consent Solicitation Statement, and is found below in my response to your comment #15.
15. Please remove duplicative disclosure in this section. For example, we note repetitive disclosure regarding the affiliations of the parties and terms of the transactions.
The revised disclosure, in response to your comments 13, 14 and 15, is set forth on pages 19 through 21 of the Revised Proxy Statement and pages 12 and 13 of the Revised Consent Solicitation Statement, and reads in full as follows:
CONCERNS ABOUT THE COMPANY’S FINANCING TRANSACTIONS
The Company recently raised money (a total of $1,200,000 of convertible loans) through “bridge loans” from Sail Venture Partners and John Pappajohn. In the “bridge loan” transactions, the Company also agreed that each of Sail Venture Partners and John Pappajohn would have the right to invest, up to $10 million each, in any and all future financings of the Company. Those agreements provide as follows:
4.2 Future Financings. The Company covenants to allow Investor, at Investor’s election, to participate in all future financings of the Company up to an aggregate participation by Investor of $10,000,000 in addition to the amounts invested by the Investor in the Company after giving effect to the transactions contemplated by this Agreement. The Company shall provide adequate notice to the Investor of all such future financings. Notwithstanding the foregoing, Investor is not obligated to participate in any future financings.

A short-term “bridge loan” of $200,000 resulted in Sail Venture Partners having a right to invest $10 million, which is five thousand percent (5,000%) of the amount of Sail Venture Partners’ loan. A one-year loan of $1,000,000 resulted in John Pappajohn having a right to invest $10 million, which is one thousand percent (1,000%) of the amount of John Pappajohn’s loan.
The large amount of shares potentially issuable in comparison with the amount of Common Stock presently outstanding makes these agreements especially material to the Company and its stockholders. The lower the offering price, the more equity that each one’s $10 million could buy. As an illustration, a $10 million investment in the Common Stock by either of Sail Venture Partners or John Pappajohn, or an aggregate $20 million investment in the Common Stock by Sail Venture Partners and John Pappajohn, could result in acquiring shares of Common Stock in the following amounts at the respective hypothetical prices set forth in the table below:

Hypothetical	Shares of Common	Shares of Common
Price Per	Stock for $10,000,000	Stock for $20,000,000
Share ($)	(#)	(#)
$0.15	66,666,666	133,333,333
$0.20	50,000,000	100,000,000
$0.25	40,000,000	80,000,000
$0.30	33,333,333	66,666,666
$0.35	28,571,429	57,142,857
$0.40	25,000,000	50,000,000
Even when the “bridge loans” are repaid or otherwise discharged, the Company’s obligations will survive, permitting each of Sail Venture Partners and John Pappajohn to invest $20 million cumulatively in any Company financings. These promises survive indefinitely. The agreements provide as follows:
6.9 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants of the parties contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement indefinitely, and shall in no way be affected by any investigation of the subject matter thereof made by or on behalf of the other parties.

In addition, in the “bridge loan” transactions, the Company promised both Sail Venture Partners and John Pappajohn that the Company will ask permission from Sail Venture Partners and John Pappajohn before agreeing to certain future transactions, and if either one withholds consent, the Company will not proceed. Both of those agreements provide as follows:
4.4 Restrictive Covenants. Without the consent of Investor, the Company shall not:
a) effect a merger, reorganization, or sell, exclusively license or lease, or otherwise dispose of any assets of the Company with a value in excess of $20,000, other than in the ordinary course of business;
b) borrow, guaranty or otherwise incur indebtedness in excess of $100,000;
c) acquire all or substantially all of the properties, assets or stock of any other corporation or entity or assets with a value greater than $50,000; or
d) form, contribute capital or assets to, or make a loan or advance in excess of $50,000 to (i) any partially-owned or wholly-owned subsidiary, (ii) a joint venture or (iii) a similar business entity.
Sail Venture Partners is an affiliate of incumbent Board member David B. Jones. John Pappajohn has been, as CEO George Carpenter described it to Mr. Brandt, “invited” to join the Board. Also, CEO George Carpenter introduced John Pappajohn to the Company. Sail Venture Partners has owned and John Pappajohn now owns beneficially over 10% of the Company’s Common Stock.
These bridge loan agreements were negotiated and signed by George Carpenter. A special committee of the Board consisting of David B. Jones, Henry T. Harbin and George Carpenter presumably consulted with Mr. Carpenter. Nonetheless, the Board did not consider or vote on the transactions until after both the transactions had been signed and consummated. At a Board meeting on June 18, 2009, after the “bridge loan” transactions signed and were consummated, David B. Jones, Henry T. Harbin, and George Carpenter, voted for ratifying the actions of management in completing the “bridge loans.” Leonard Brandt was the only other director present and he voted against ratification of these transactions.
The Board did not receive any opinion as to valuation or the fairness of these transactions from a financial point of view, and the materials distributed to the Board for the meeting on June 18, 2009 contained the agreements with John Pappajohn but no description or analysis of the terms and no copy of the agreements with Sail Venture Partners. As the Company had already utilized the capital provided by the Sail Venture Partners loan and some of the capital provided by the John Pappajohn loan, there was no opportunity at the meeting for directors to influence the terms of these loans. The management had executed the loan agreements and the Company had received the loan funds in the first case over a month earlier.

The Company’s is presently seeking to raise equity before the release of its clinical trial data. Mr. Brandt believes that the market’s perception of the Company is adversely affected by uncertainty about the unannounced results, and that the offering price is lower on account of that uncertainty. Thus, if the Company conducts a large equity offering before the release of those clinical trial results, Mr. Brandt believes that all the investors, which could include in whole or in part Sail Venture Partners and John Pappajohn, could benefit at the expense of the Company and its stockholders.
Mr. Brandt believes that the incumbent Board’s plans to obtain financing that is a great deal larger than $1.5 million before announcing clinical trial results will not be in the best interests of the Company and its stockholders. Mr. Brandt believes the agreements with Sail Venture Partners and John Pappajohn as described above should be renegotiated or challenged through appropriate legal action. Therefore Mr. Brandt recommends that you vote/consent FOR the Nominees named herein.
16. Please clarify there is no assurance that the election of your nominees will result in any perceived improvements in the business or financial condition of the company.
I have added the following clarification on page 11 of the Revised Proxy Statement and page 6 of the Revised Consent Solicitation Statement:
In addition, there is no assurance that the election of the Nominees will result in perceived improvements in the business or financial condition of the Company.
Revised Preliminary Consent Solicitation
17. The disclosure shareholders receive should provide them with complete and accurate information relevant to their voting decision. We refer you to the sentence on page 2 in which you state "[p]lease advise me if you are aware of such a requirement” Please remove the statement.
Thank you for your comment, and the statement has been removed.
18. Further to our comment above. As the participant is aware, the participant is responsible for ensuring the accuracy and completeness of the disclosure provided in its disclosure documents and in response to staff comments. Please confirm your understanding.
Yes, I confirm my understanding that I am responsible for ensuring the accuracy and completeness of the disclosure provided in my disclosure documents and in response to staff comments.
19. Please explain the references made to Rule 14c-1 and Schedule 14C. Your current solicitation is being conducted in accordance with Regulation 14A which governs the solicitation of proxies, including consents. Please revise or advise.

Rule 14c-2 provides that an information statement will be provided by the registrant to stockholders “from whom a proxy, authorization or consent is not solicited on behalf of the registrant pursuant to Section 14(a) of the Act.” Our current solicitation is pursuant to Section 14(a) but is not “on behalf of the registrant.” Therefore, the notice obligations of Section 14(c) of the Act could apply depending upon whether the Company solicits proxies on its own behalf.
Thank you once again for all of your comments, which are appreciated.
Sincerely,
/s/ LEONARD J. BRANDT
Leonard J. Brandt

June 20, 2009
TO THE STOCKHOLDERS OF CNS RESPONSE, INC.:
NOTICE IS HEREBY GIVEN that a special meeting of stockholders of CNS RESPONSE, INC., a Delaware corporation (the “Company”), and any adjournments or postponements thereof (collectively the “Special Meeting”), will be held at the office of The Corporation Trust Company, First Floor, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, on Tuesday, June 30, 2009 at 2:00 P.M., Eastern Standard Time.
The Special Meeting is being held in lieu of the 2009 annual meeting of stockholders of the Company, and will have the same effect as an annual meeting of the stockholders of the Company. The Special Meeting is being held for purposes of the election of a Board of Directors and establishing the authorized number of directors. The term of each director elected at the Special Meeting shall be until the next annual meeting and until each one’s respective successor is elected and qualified.
Holders of record of the common stock of the Company at the end of June 19, 2009, are entitled to notice of and to vote at the Special Meeting.
In accordance with the Company’s Bylaws, the Special Meeting was called by stockholders of the Company holding at least 25% of the outstanding common stock.